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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9

              SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ChiRex Inc.
                           (Name of Subject Company)

                                  ChiRex Inc.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  170038 10 3
                     (CUSIP Number of Class of Securities)

                               ----------------

                            Thomas I.H. Dubin, Esq.
                 Vice President, General Counsel and Secretary
                                  ChiRex Inc.
                        300 Atlantic Street, Suite 402
                          Stamford, Connecticut 06901
                           Telephone: (203) 351-2300
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                With a copy to:

                            Philip A. Gelston, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                 INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Cousin Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Rhodia, a French corporation ("Parent"), to purchase all of the outstanding Shares (as defined below) of ChiRex Inc., a Delaware corporation (the "Company").

ITEM 1. Subject Company Information.

 Name and Address.

  The name of the subject company is ChiRex Inc. The address of its principal executive offices is 300 Atlantic Street, Suite 402, Stamford, Connecticut 06901 and its telephone number is (203) 351-2300.

 Securities.

  This Schedule 14D-9 relates to the Company's Common Stock, par value $0.01 per share (the "Common Shares"), including the associated rights to purchase preferred shares (the "Rights" and, together with the Common Shares, the "Shares") issued pursuant to the Rights Agreement dated as of March 31, 1997 between the Company and The First National Bank of Boston, as Rights Agent (the "Rights Agreement"). As of August 3, 2000, 15,306,525 Shares were outstanding.

ITEM 2. Identity and Background of Filing Person.

 Name and Address.

  The name, business address and business telephone number of ChiRex Inc., which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1 above.

 Tender Offer.

  This Schedule 14D-9 relates to the tender offer made by Purchaser, disclosed in a Tender Offer Statement on Schedule TO dated August 4, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all the outstanding Shares at a price of $31.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2000, and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal, filed as Exhibit (a)(2) thereto (which, as they may be amended and supplemented from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference in their entirety.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 24, 2000 among Parent, Purchaser and the Company (the "Merger Agreement"). Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company or, at Parent's election and subject to certain conditions, the Company will merge with and into Purchaser or another wholly-owned subsidiary of Parent (the "Merger"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety. In the Merger, each Share outstanding at the Effective Time (as defined in the Merger Agreement) (other than Shares held by Parent, Purchaser or the Company, by any direct or indirect wholly-owned subsidiary of Parent or the Company or by stockholders who perfect appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $31.25 per Share or such greater amount per Share which may be paid pursuant to the Offer.

  The Schedule TO states that the principal executive offices of Parent is located at 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt, France, and the telephone number is (33-1) 55-38-4000, and that the

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principal executive offices of Purchaser are located at 259 Prospect Plains
Road, Cranbury, New Jersey 08512, and its telephone number is (609) 860-4000.

ITEM 3. Past Contacts, Transactions, Negotiations, and Agreements.

 Conflicts of Interest.

  Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in this Item 3 or in Annex B, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential material conflict of interest between the Company or its affiliates and either (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

  Employment Agreements dated July 11, 2000. On July 11, 2000, the Company entered into amended and restated employment agreements with Michael A. Griffith, Francis Jackson Wright, Thomas I.H. Dubin and Jon E. Tropsa (the "July 11 Employment Agreements"). Each of these agreements provides for an initial term of three years. The agreements provide a base salary of $300,000 for Mr. Griffith, $210,000 for Mr. Wright, $175,000 for Mr. Dubin and $150,000 for Mr. Tropsa. Each executive is also entitled to receive an annual bonus that is based on the Company's performance and upon the executive achieving specific goals and objectives. In the case of Mr. Griffith, there is a minimum guaranteed bonus of 50% of base salary. The Company has the right to terminate each executive's employment immediately upon the occurrence of certain for "cause" events. Each executive's employment may also be terminated by the Company without cause, but in that event the Company must pay the executive a percentage of his salary (300% in the case of Mr. Griffith and 140% in the case of Messrs. Wright, Dubin and Tropsa) and other compensation and certain expenses in connection with such termination. If any of these executives is terminated without cause or if there is a change in control, all unvested stock options, restricted stock, deferred compensation and similar benefits will vest. If any of these executives terminate their employment within 90 days following a change in control, he is entitled to receive continuation of benefits for two years and a lump sum payment equal to: in the case of Mr. Griffith, three times the sum of base salary and guaranteed bonus; in the case of Mr. Wright, 2.75 times the sum of base salary and 40% of base salary; and in the case of Messrs. Dubin and Tropsa, 2.50 times the sum of base salary and 40% of base salary. In the event the payments to any executive under the July 11 Employment Agreements are subject to taxes imposed by Section 4999 of the Internal Revenue Code (the so-called "golden parachute tax") the Company will make payments to the executive to make him whole for such tax. Consummation of the Offer would be a change in control for purposes of these agreements. This summary is qualified in its entirety by reference to the July 11 Employment Agreements, which are filed as Exhibits (e)(2) through (e)(5) hereto and are incorporated by reference herein in their entirety.

  New Employment and Consulting Agreements. At the time the Merger Agreement was executed, the Company entered into consulting agreements with Messrs. Griffith and Wright and employment agreements with Ian D. Shott, Stuart E. Needleman and Bruce P. Shutts, all of which become effective upon consummation of the Offer (the "New Consulting and Employment Agreements"). These agreements, which were negotiated by Parent, will supersede the existing employment agreements between the Company and these individuals. A summary of the terms of these agreements is set forth under the caption "Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements--Consulting and Employment Agreements" in the Offer to Purchase and is incorporated herein by reference. The summary is qualified in its entirety by reference to the New Consulting and Employment Agreements, which are filed as Exhibits (e)(6) through (e)(10) hereto and are incorporated by reference herein in their entirety.

  Interests of Certain Persons in the Offer and the Merger. In considering the recommendations of the Board of Directors of the Company (the "Board") with respect to the Offer, the Merger and the Merger Agreement and

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the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of Parent, Purchaser and the Company have interests in the Offer and the Merger, which are described in the sections of the Offer to Purchase listed below, that may present them with potential conflicts of interest. The information contained under the captions "Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements--The Merger Agreement--Employee Stock Options and Other Employee Benefits" and "Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements--The Merger Agreement--Directors' and Officers' Indemnification and Insurance" in the Offer to Purchase is incorporated herein by reference.

  The Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation--Reasons for Recommendation."

Item 4. The Solicitation or Recommendation.

 Recommendation of the Board.

  At a meeting held on July 23, 2000 the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, holders of Shares, (ii) approved, adopted and declared advisable the Merger Agreement and
(iii) resolved to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their Shares pursuant to the Offer. Copies of a letter to the stockholders of the Company communicating the Board's recommendation and the Company's press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

 Reasons for Recommendation.

  In making the determinations and recommendations set forth above, the Board considered a number of factors, including, without limitation, the following:

    (i) the amount and form of consideration to be received by the Company's stockholders in the Offer and the Merger and the Company's prospects after the Merger;

    (ii) the Company's prospects if it were to remain independent, and the risks and benefits inherent in remaining independent, including the risk arising from the increasing investment required to compete in the market for pharmaceutical active ingredients and the dependence of the Company on a small number of customers;

    (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

    (iv) information with regard to the financial condition, results of operations, business and prospects of the Company, as well as current economic and market conditions (including current conditions in the industry in which the Company competes);

    (v) the historical and recent market prices of Shares and the fact that the Offer and the Merger will enable the holders of Shares to realize a premium over the prices at which such Shares traded prior to the negotiation and execution of the Merger Agreement;

    (vi) the written opinion of Chase Securities Inc. ("Chase Securities") dated July 23, 2000 to the effect that, as of such date, and based upon and subject to certain matters stated in such opinion, the $31.25 per

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  Share cash consideration to be received by holders of Shares (other than
  Parent and its affiliates) in the Offer and the Merger, taken together as a whole and not separately, was fair, from a financial point of view, to such holders and the presentation made by Chase Securities to the Board relating to the financial analysis performed by Chase Securities in connection with such opinion. The full text of Chase Securities' written opinion, dated July 23, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Chase Securities, is set forth in Annex A hereto and is filed as Exhibit (a)(7) hereto and is incorporated herein by reference. Chase Securities' opinion is limited to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger, taken together as a whole and not separately, by the holders of Shares (other than Parent and its affiliates) and does not constitute a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or how such stockholder should vote with respect to the Merger. Holders of Shares are urged to read such opinion carefully in its entirety;

    (vii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations; and

    (viii) the high likelihood that the proposed acquisition would be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies.

  The Board also considered the actual and potential conflicts of interest described above in Item 3. The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

 Intent to Tender.

  To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer, except David K. Stevenson and W. Dieter Zander, whose tenders may be subject to Section 16(b) under the Exchange Act. Messrs. Stevenson and Zander intend to vote all Shares held of record or beneficially owned by them that they do not tender in favor of the approval and adoption by the stockholders of the Company of the Merger Agreement and the transactions contemplated thereby. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

  The Company has retained Chase Securities as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Chase Securities' engagement, the Company has agreed to pay Chase Securities for its services an aggregate financial advisory fee equal to approximately $5,000,000 payable upon consummation of the transaction. The Company also has agreed to indemnify Chase Securities and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Chase Securities' engagement.

  The Chase Manhattan Corporation and its affiliates, including Chase Securities, has, in the ordinary course of business, in the past provided, and in the future may continue to provide, commercial and investment banking services to the Company and Parent and their respective affiliates unrelated to the Offer and the Merger, for which services Chase Securities has received customary compensation. In the ordinary course of business, Chase Securities or its affiliates may actively trade or hold the debt and equity securities of the Company and Parent and their respective affiliates for their own accounts and those of their customers and, accordingly, may at any time hold a long or short position in such securities.

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  Neither the Company nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

  No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

  The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

    (1) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person;

    (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

    (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

    (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

  There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

 The Company Rights Agreement.

  Each Right issued pursuant to the Rights Agreement, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth (1/1000th) of a share of Preferred Stock (a "Preferred Share") at a price of $50 per one one-thousandth (1/1000th) of a share, subject to adjustment in certain circumstances (the "Purchase Price").

  The Rights are not exercisable until the Distribution Date. The "Distribution Date" is the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding Shares (such person or group being an "Acquiring Person"), unless provisions preventing accidental triggering of the distribution of the Rights apply, and (ii) the close of business on such date, if any, as may be designated by the Board following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for more than 15% of the outstanding Shares.

  At such time as there is an Acquiring Person, each holder of a Right (other than such Acquiring Person) is entitled to purchase, for the Purchase Price, that number of one one-thousandths (1/1000ths) of a Preferred Share equivalent to the number of Shares which at the time of such event would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person, each Right entitles its holder (other than Rights beneficially owned by such Acquiring Person or its affiliates or associates) to purchase, for the Purchase Price, that number of common

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shares of such corporation (or, if such corporation is not a publicly traded corporation, that number of common shares of an affiliate of such corporation that has publicly traded shares) which at the time of the transaction would have a market value or, in certain circumstances, book value of twice the Purchase Price.

  On July 23, 2000, the Board unanimously approved the amendment of certain terms of the Rights Agreement. The Company then executed Amendment No. 1 dated as of July 23, 2000 to the Rights Agreement (the "Rights Agreement Amendment").

  The Rights Agreement Amendment provides that, notwithstanding anything to the contrary contained in the Rights Agreement, (i) neither Parent nor Purchaser will at any time come within the definition of an Acquiring Person as a result of the transactions contemplated by the Merger Agreement and (ii) prior to the termination of the Merger Agreement, no person (including without limitation the Company or any affiliate thereof) that becomes the beneficial owner of more than 15% of the then-outstanding Shares shall come within the definition of an Acquiring Person if the existence of an Acquiring Person would cause any condition to the obligations of Parent or Purchaser under the Merger Agreement or the Offer (as defined in the Merger Agreement) not to be satisfied or cause a Fee (as defined in the Merger Agreement) to become payable to Parent or Purchaser.

  The Rights Agreement Amendment also provides that, notwithstanding anything to the contrary contained in the Rights Agreement, (i) no Distribution Date will occur as a result of any of the transactions contemplated by the Merger Agreement and (ii) prior to the termination of the Merger Agreement, no Distribution Date will occur as a result of any person (including without limitation the Company or any affiliate thereof) becoming the beneficial owner of more than 15% of the then-outstanding Shares if the occurrence of a Distribution Date would cause any condition to the obligations of Parent or Purchaser under the Merger Agreement or the Offer (as defined in the Merger Agreement) not to be satisfied or cause a Fee (as defined in the Merger Agreement) to become payable to Parent or Purchaser.

  Finally, the Rights Agreement Amendment provides that, notwithstanding anything to the contrary contained in the Rights Agreement, upon effectiveness of the Merger, as defined in the Merger Agreement, all Rights granted by the Rights Agreement will become null and void, the Rights Agreement will be terminated and all provisions of the Rights Agreement, collectively and separately, will be without effect (including, without limitation, all sections pertaining to Redemption Rights (as defined in the Rights Agreement)).

  The Rights Agreement Amendment is filed as Exhibit (e)(11) and is incorporated herein by reference. The foregoing description of the Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to Rights Agreement Amendment.

 Section 14(f) Information Statement.

  The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

 Offer to Purchase, Letter of Transmittal and Related Documents.

  Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, form of letter to brokers, dealers, commercial banks, trust companies and other nominees and form of letter to clients which are filed as Exhibits (a)(1), (a)(2), (a)(5) and (a)(6) hereto, respectively, and are incorporated herein by reference in their entirety.

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Item 9.  Exhibits.

  The following Exhibits are filed herewith:

 Exhibit No. Description
 ----------- -----------
   (a)(1)    Offer to Purchase dated August 4, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Parent and Purchaser on August 4, 2000).

   (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Parent and Purchaser on August 4, 2000).

   (a)(3) Letter from the Chairman of the Company to the Company's stockholders dated August 4, 2000 (filed herewith).

   (a)(4)    Joint Press Release issued by Parent and the Company on July 24,
             2000 (incorporated by reference to Exhibit 3 to the Form 8-K filed by the Company on July 26, 2000).

   (a)(5)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees (incorporated by reference to Exhibit
             (a)(4) to the Schedule TO filed by Parent and Purchaser on August
             4, 2000).

   (a)(6)    Form of Letter to Clients for Use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by Parent and Purchaser on August 4, 2000).

   (a)(7)    Opinion of Chase Securities Inc. dated July 23, 2000 (included as
             Annex A to this Schedule 14D-9).

   (e)(1)    Agreement and Plan of Merger dated as of July 24, 2000 among
             Parent, Purchaser and the Company (incorporated by reference to Exhibit 1 to the Form 8-K filed by the Company on July 26, 2000).

   (e)(2)    Amended and Restated Employment Agreement dated as of July 11,
             2000 between the Company and Michael A. Griffith (filed herewith).

   (e)(3)    Amended and Restated Employment Agreement dated as of July 11,
             2000 between the Company and Francis Jackson Wright (filed herewith).

   (e)(4)    Amended and Restated Employment Agreement dated as of July 11,
             2000 between the Company and Thomas I.H. Dubin (filed herewith).

   (e)(5)    Amended and Restated Employment Agreement dated as of July 11,
             2000 between the Company and Jon E. Tropsa (filed herewith).

   (e)(6)    Consulting Agreement dated as of July 24, 2000 among the Company,
             Parent and Michael A. Griffith (incorporated by reference to
             Exhibit (d)(4) to the Schedule TO filed by Parent and Purchaser on August 4, 2000).

   (e)(7)    Consulting Agreement dated as of July 24, 2000 among the Company,
             Parent and Francis Jackson Wright (incorporated by reference to
             Exhibit (d)(5) to the Schedule TO filed by Parent and Purchaser on August 4, 2000).

   (e)(8)    Employment Agreement dated as of July 24, 2000 among the Company,
             Parent and Ian D. Shott (incorporated by reference to Exhibit
             (d)(7) to the Schedule TO filed by Parent and Purchaser on August 4, 2000).

   (e)(9)    Employment Agreement dated as of July 24, 2000 among the Company,
             Parent and Stuart E. Needleman (incorporated by reference to
             Exhibit (d)(9) to the Schedule TO filed by Parent and Purchaser on August 4, 2000).

   (e)(10)   Employment Agreement dated as of July 24, 2000 among the Company,
             Parent and Bruce P. Shutts (incorporated by reference to Exhibit
             (d)(8) to the Schedule TO filed by Parent and Purchaser on August 4, 2000).

   (e)(11) Amendment No. 1 dated as of July 23, 2000 to the Rights Agreement between ChiRex Inc. and The First National Bank of Boston, as the
             Rights Agent (incorporated by reference to Exhibit 2 to the Form
             8-K filed by the Company on July 26, 2000).

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ChiRex Inc.

                                             /s/ Michael A. Griffith
                                          By: _________________________________
                                            Name: Michael A. Griffith
                                            Title: Chairman and
                                                  Chief Executive Officer

August 4, 2000

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                                                                        Annex A
[LOGO]

                                    [LOGO]



                                                                  July 23, 2000

Board of Directors
ChiRex Inc.
300 Atlantic Street, Suite 402
Stamford, CT 06901

Members of the Board:

  You have informed us that Rhodia (the "Parent"), Cousin Acquisition, Inc. ("Purchaser"), a wholly-owned subsidiary of Parent, and ChiRex Inc. (the "Company") propose to enter into an Agreement and Plan of Merger dated as of July 24, 2000 (the "Agreement") which provides, among other things, for the tender offer (the "Offer") by Purchaser for all the outstanding shares of common stock of the Company, par value $0.01 per share (together with the associated Rights, the "Shares") at $31.25 per share in cash (the "Per Share Amount"), to be followed by the merger of Purchaser with and into the Company (the "Merger") pursuant to which each then outstanding Share will be converted into the right to receive an amount equal to the Per Share Amount in cash. The Offer and the Merger, taken together as a whole and not separately, are referred to herein as the "Transaction". Capitalized terms not defined herein shall have the same meanings given to them in the Agreement.

  You have requested that we render our opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Parent and its affiliates) of the Per Share Amount to be received by such holders in the Transaction.

  In arriving at the opinion set forth below, we have, among other things:

     (a) reviewed a draft of the Agreement in the form provided to us and have assumed that the final form of such agreement will not vary in any regard that is material to our analysis;

     (b) reviewed certain publicly available business and financial information we deemed relevant relating to the Company and Parent and the respective industries in which they operate;

     (c) reviewed certain internal non-public financial and operating data provided to us by the management of the Company relating to the Company's business, including certain forecast and projection information as to the future financial results of such business;

     (d) discussed with members of the senior management of the Company, the Company's operations, historical financial statements and future prospects, as well as such other matters as we deemed necessary or appropriate;

     (e) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed comparable and reviewed the relevant historical stock prices and trading volumes of the Shares and certain publicly traded securities of such other companies;

     (f) reviewed the financial terms of certain recent business combinations and acquisition transactions we deemed reasonably comparable to the Transaction and otherwise relevant to our inquiry; and

     (g) made such other analyses and examinations as we have deemed necessary or appropriate.

  We have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us, or publicly available, for purposes of this opinion and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading.

We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of the Company nor have we conducted a physical inspection of the properties and facilities of the Company. We have assumed that the financial forecast and projection information provided to or discussed with us by or on behalf of the Company have been reasonably determined on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We express no view as to such forecast or projection information or the assumptions upon which they were based.

  In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company.

  Our opinion herein is necessarily based on market, economic and other conditions as they exist and can be evaluated on the date of this letter. Our opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than Parent or its affiliates) of the Per Share Amount to be received by such holders in the Transaction and we express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction. We express no opinion on matters of a tax, accounting or legal nature related to the Transaction. This opinion does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares in the Offer or as to how such holder should vote with respect to the Merger.

  Chase Securities Inc., as part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, including for rendering this opinion, the payment of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. As we have previously advised you, The Chase Manhattan Corporation and its affiliates, including Chase Securities Inc., in the ordinary course of business, have from time to time provided, and in the future may continue to provide, for customary compensation, commercial and investment banking services to the Company and Parent and their respective affiliates. In the ordinary course of business, we or our affiliates may trade in the debt and equity securities of the Company and Parent and their respective affiliates for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the Per Share Amount to be received by the holders of Shares (other than Parent and its affiliates) in the Transaction is fair, from a financial point of view, to such holders.

  This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction and shall not be used for any other purpose without the prior written consent of Chase Securities Inc.

                                          Very truly yours,

                                          /s/ Chase Securities Inc.

                                          Chase Securities Inc.

                                                                        Annex B

                                  CHIREX INC.
                        300 Atlantic Street, Suite 402
                          Stamford, Connecticut 06901

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about August 4, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of ChiRex Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to a majority of seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

  On July 24, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Rhodia, a French corporation ("Parent"), and its wholly-owned subsidiary Cousin Acquisition, Inc., a Delaware corporation ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer to purchase all outstanding shares of the Company's Common Stock, including the associated preferred shares purchase rights, at a price per share of $31.25, net to the seller in cash.

  The Merger Agreement requires the Company to cause the directors designated by Purchaser to be elected to the Board in the event that Purchaser acquires a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

  Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 4, 2000. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, August 31, 2000, unless the Offer is extended.

                                    GENERAL

  The Company's Common Stock, par value $0.01 per share, is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Holders of Shares are entitled to cast one vote per Share on matters presented for a vote at such meetings. As of August 3, 2000 there were 15,306,525 Shares outstanding. As of the date hereof, Parent owns 75,100 Shares.

            RIGHT TO DESIGNATE DIRECTORS AND PURCHASER'S DESIGNEES

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of a majority of the then-outstanding Shares on a fully-diluted basis pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors (the "Purchaser's Designees"), rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both.

  Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company or successors selected by such non-employee directors.

  The Purchaser's Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of Purchaser's Designees currently is a director of, or holds any positions with, the Company. Purchaser has advised the Company that, to the best of Purchaser's knowledge, except as set forth below, none of the Purchaser's Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Purchaser and the Company that have been described in the Schedule TO or the Schedule 14D-9.

  The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser's Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, the business address of each person listed below is Rhodia, 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt, France.

Name, Age, Principal Occupation and Employment History

                                            Present Principal Occupation or
                                                      Employment;
   Name, Position with Parent and       Material Positions Held During the Past
            Citizenship             Age                Five Years
   ------------------------------   --- ---------------------------------------
 Jean-Claude Bravard..............   53 Deputy President of Rhodia and
  France                                President of the Fine Organics Division
                                        since January 1, 1999. Mr. Bravard was
                                        previously Vice President of
                                        Development and Industry between
                                        January 1998 and December 1998. Between
                                        1995 and 1997, Mr. Bravard was
                                        President of the paper, paint and
                                        construction materials enterprise of
                                        Rhone-Poulenc Chimie. Mr. Bravard is
                                        also a director of Rhodia Services,
                                        Rhodia Recherches, Rhodia Inc. and
                                        Rhodia Organique Fine Ltd.

 Myron Galuskin...................   55 President of the North American Zone of
  U.S.A.                                Rhodia and President of Rhodia Inc.
                                        since July 1998. Mr. Galuskin served as
                                        Rhodia Inc.'s Vice President between
                                        January 1998 and July 1998. Prior to
                                        1998, Mr. Galuskin held various
                                        position within the Rhone-Poulenc
                                        group.

                                        The business address of Rhodia Inc. is
                                        259 Prospect Plains Road, Cranbury, New
                                        Jersey 08512, U.S.A.

 Paul Pham........................   44 Senior Vice President Finance and
  France                                Administration, Fine Organics Division
                                        of Rhodia since January 1999. Between
                                        1996 and 1999, Mr. Pham was Vice
                                        President Economy, Asia Pacific Zone,
                                        of Rhodia, and between 1994 and 1996,
                                        he was Director Finance, Chemical
                                        Sector, North American Zone, of Rhodia.
                                        Mr. Pham is also the representative of
                                        Rhodia Chimie on the board of ICMD and
                                        the representative of Rhodia
                                        Investissements on the board of
                                        Novacarb.

                                STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth certain information as of July 31, 2000 with respect to the beneficial ownership of the outstanding Shares by (i) all persons owning of record, or beneficially to the knowledge of the Company, more than five percent of the outstanding Shares, (ii) each director of the Company, individually, (iii) the Chief Executive Officer and each of the four Named Executive Officers included in the Summary Compensation Table set forth below and (iv) all directors and officers of the Company as a group. Unless otherwise indicated, the mailing address of each of the persons shown is c/o ChiRex Inc., 300 Atlantic Street, Suite 402, Stamford, Connecticut 06901.

                                                        Shares      Percent
                                                     Beneficially Beneficially
                  Beneficial Owner                      Owned        Owned
                  ----------------                   ------------ ------------
Brown Capital Management, Inc. (1)..................  1,341,300       8.8%
 1201 N. Calvert Street
 Baltimore, MD 21202
Putnam Investment Management Inc. (1)...............  1,084,800       7.1%
 One Boston Post Office Square
 Boston, MA 02109
Michael A. Griffith (2)(9)..........................    595,000       3.8%
Dirk H. Detert (3)..................................     21,400         *
Eric N. Jacobsen (2)................................     53,517         *
W. Dieter Zander (4)................................     34,635         *
Ian D. Shott (2)(9).................................    175,000       1.1%
Bruce P. Shutts (5)(9)..............................     55,000         *
Stuart E. Needleman (6)(9)..........................     66,550         *
Jon E. Tropsa (7)(9)................................    151,000         *
All Executive Officers and Directors as a Group
 (thirteen persons) (8)(9)..........................  1,596,346       9.5%

--------
 *  Less than 1% of the outstanding common stock.
(1) As reported on Schedule 13F filed with the Securities and Exchange Commission ("SEC") for the period ended March 31, 2000.
(2)  Represents Shares subject to options that are exercisable within 60 days.
(3) Includes 18,400 Shares subject to options that are exercisable within 60 days.
(4) Includes 18,635 Shares subject to options that are exercisable within 60 days.
(5) Includes 50,000 Shares subject to options that are exercisable within 60 days.
(6) Includes 65,000 Shares subject to options that are exercisable within 60 days.
(7) Includes 150,000 Shares subject to options that are exercisable within 60 days.
(8) Includes an aggregate of 1,540,909 Shares subject to options that are exercisable within 60 days.
(9) Includes Shares subject to options that will become exercisable as a result of the Offer.

                              BOARD OF DIRECTORS

Terms of Directors

  The directors are divided into three classes. At each annual meeting, the term of one class expires. Directors in each class serve three-year terms.

Directors and Executive Officers

  The directors and executive officers of the Company are as follows:

 Name                               Age Position
 ----                               --- --------
 Michael A. Griffith..............   41 Director and Chief Executive Officer
 Ian D. Shott.....................   43 President, Manufacturing Division
 Bruce P. Shutts..................   46 President, Development Division
                                        Executive Vice President, Corporate
 Frank J. Wright..................   52 Development
 Ian M. Brown.....................   44 Vice President, Annan Operations
                                        Vice President, General Counsel and
 Thomas I. H. Dubin...............   38 Secretary
 Stuart E. Needleman..............   41 Vice President, Business Development
 Roger B. Pettman, Ph.D...........   44 Vice President, Technology
 Jon E. Tropsa....................   44 Vice President, Finance
 Dirk H. Detert, Ph.D.............   59 Director
 Eric N. Jacobsen, Ph.D...........   40 Director
 David K. Stevenson...............   56 Director
 W. Dieter Zander.................   84 Director

  MICHAEL A. GRIFFITH, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Griffith has served as Chairman of the Board since September 1, 1998, and Chief Executive Officer of the Company since July 7, 1998. Prior to his appointment as Chief Executive Officer, Mr. Griffith served as Chief Financial Officer from April 10, 1996 and as Secretary from September 5, 1996, to September 1, 1998. He has been a member of the Board since October 17, 1996. From 1994 until April 1996, Mr. Griffith was a Director at Credit Suisse First Boston. Mr. Griffith holds a Master of Management in finance, marketing and international economics from the J.L. Kellogg Graduate School of Management at Northwestern University and a Bachelor of Science in Business Administration from the University of Kansas.

  IAN D. SHOTT, PRESIDENT, MANUFACTURING DIVISION. Mr. Shott became Chief Operating Officer of the Company on September 1, 1998, and was appointed President, Manufacturing Division of the Company during August, 1999. From 1993 until joining the Company, Mr. Shott served as an executive at Lonza Fine Chemicals, a Swiss-based contract manufacturing firm. At Lonza, he held the positions of General Manager, Exclusive Fine Chemicals, and Head of International Supply Chain Management. Previously, he served at ICI and then Zeneca Fine Chemicals for 15 years, culminating in the position of Business General Manager. Mr. Shott holds a B.Sc. in Chemical Engineering from the Imperial College in London.

  BRUCE P. SHUTTS, PRESIDENT, DEVELOPMENT DIVISION. Mr. Shutts became Vice President, Development Operations of the Company on July 5, and was appointed President, Development Division of the Company during August, 1999. Prior to joining the Company, Mr. Shutts spent 16 years in positions of increasing responsibility at Schering Plough Corporation, most recently as Vice President of Chemical Development, where he directed the discovery, development and implementation of processes for the manufacture of all new chemical drug candidates. Prior to Schering Plough, Mr. Shutts spent 7 years with Bristol Myers Squibb, most recently as the Department Head of Chemical Intermediates Production. Mr. Shutts earned his B.S. in Chemical Engineering from Cornell University in 1975 and his M.B.A. in Finance from Syracuse University in 1981.

  FRANK J. WRIGHT, EXECUTIVE VICE PRESIDENT, CORPORATE DEVELOPMENT. Mr. Wright became Executive Vice President, Corporate Development, of the Company on December 17, 1998. Mr.

Wright joined the Company as Vice President, Annan Operations, in November 1997, following the acquisition of GlaxoWellcome's Annan facility by the Company. During the previous 16 years, Mr. Wright served in senior positions at GlaxoWellcome in outsourcing and procurement, manufacturing strategy and corporate development. Prior to GlaxoWellcome, Mr. Wright spent 15 years at ICI, most recently as Project Manager. He trained as a mechanical engineer and studied strategic business and management development at Liverpool University and London Business School.

  IAN M. BROWN, VICE PRESIDENT, ANNAN OPERATIONS. Mr. Brown became Vice President, Annan Operations, of the Company on September 1, 1998. Mr. Brown joined the Company in November 1997, following the acquisition of GlaxoWellcome's Annan facility by the Company. During the previous ten years, Mr. Brown served in various senior positions at Annan in manufacturing. Mr. Brown holds a B.Sc. degree in chemistry from Heriot-Watt University, Edinburgh, is a Member of the Royal Society of Chemistry and has a general management qualification from Henley Business School.

  THOMAS I. H. DUBIN, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY. Mr. Dubin became Vice President, General Counsel and Secretary of the Company on March 15, 1999. From 1992 through 1999, Mr. Dubin held positions of increasing responsibility at Warner-Lambert Company, most recently as Assistant General Counsel, Corporate Affairs. From 1987 through 1992, Mr. Dubin was an attorney at the law firm of Cravath, Swaine & Moore. Mr. Dubin earned his B.A. from Amherst College in 1984, and his J.D. from New York University in 1987.

  STUART E. NEEDLEMAN, VICE PRESIDENT, BUSINESS DEVELOPMENT. Mr. Needleman became Vice President, Business Development of the Company on February 1, 1999. Prior to joining the Company, Mr. Needleman served since 1995 as Vice President of Business Development, North America, for Oxford Asymmetry International, managing the company's sales and marketing programs and establishing alliances and collaborations, concentrating on the life sciences industry. Prior to his position with Oxford Asymmetry, Mr. Needleman was employed by Cambrex Corporation for eight years, where he served as Manager, Contract Manufacturing. He earned a B.S. degree in Chemical Engineering in 1980, and an M.B.A. in 1981, both from Rensselaer Polytechnic Institute.

  ROGER B. PETTMAN PH.D., VICE PRESIDENT, TECHNOLOGY. Dr. Pettman became Vice President, Technology during August, 1999. Prior to this date, he served as General Manager, ChiRex Technology Center since September 1, 1998 and Vice President, Sales and Marketing, from March 1996. From 1992 until the March 1996, Dr. Pettman was Vice President, Sales and Marketing of SepraChem Inc. He holds a B.Sc. degree and Ph.D. in chemistry from Sheffield University and completed two years postdoctoral study at Stanford University.

  JON E. TROPSA, VICE PRESIDENT, FINANCE. Mr. Tropsa became Vice President, Finance, of the Company on September 1, 1998. He served as Vice President, Controller and Treasurer from July 1998 to September 1998 and as Corporate Controller of the Company from September 1997 to July 1998. From April 1997 through September 1997, Mr. Tropsa was Corporate Controller for Dynacast Inc., in Yorktown Heights, New York and from March 1990 through March 1997 Mr. Tropsa was Corporate Controller of Hargro Associates of Stamford, Connecticut. Mr. Tropsa holds a B.S. in accounting from Babson College and is a Certified Public Accountant.

  DIRK H. DETERT, PH.D., DIRECTOR. Dr. Detert has 28 years of experience in the pharmaceutical industry. Dr. Detert was formerly the General Manager of Wellcome GmbH with responsibility for Central Europe and Germany, as a Managing Director. He is a former Member of the Board of the German Pharmaceutical Association and the German Chemical Association. Dr. Detert holds a Ph.D. in Chemistry from the University of Alberta, Edmonton, Canada and a Bachelor of Science in chemistry from the University of Kiel.

  ERIC N. JACOBSEN, PH.D., DIRECTOR. Professor Jacobsen is a Professor in the Department of Chemistry and Chemical Biology at Harvard University. He is a member of the Company's Scientific Advisory Board and, as of October 1, 1998, serves as the Scientific Director of the Company's Boston facility on a consultancy basis. He also currently serves as consultant to Merck & Co., Inc. and Versicor, Inc., where he is co-founder and Chairman of the Scientific Advisory Board. Prior to joining the faculty at Harvard, Professor Jacobsen served from 1988 to 1993 at the University of Illinois at Urbana-Champaign, most recently as Associate Professor. He received his B.S. in Chemistry from New York University, his Ph.D. from the University of California, Berkeley, and has served as a National Institute of Health Postdoctoral Fellow at the Massachusetts Institute of Technology.

  DAVID K. STEVENSON, DIRECTOR. Mr. Stevenson was a Tax Partner with Arthur Andersen from 1978 through 1998 in Boston, Massachusetts, specializing in international manufacturing and technology companies. Mr. Stevenson is a Certified Public Accountant, and a member of the AICPA and Massachusetts Society of CPAs. Mr. Stevenson currently serves as a Trustee of the Deaconess Glover Hospital in Needham, Massachusetts. He earned his B.A from Bowdoin College in 1965, and his M.B.A. in Professional Accounting from Rutgers University in 1966. Mr. Stevenson is currently enrolled at the Harvard Divinity School, with a concentration in practical ethics.

  W. DIETER ZANDER, DIRECTOR. Mr. Zander was educated in Germany and Switzerland and founded Henley & Co., Inc., a chemical pharmaceutical company with offices in the United States and Canada. In 1980, Henley & Co., Inc. was sold to Boehringer Ingelheim GmbH. Mr. Zander later joined Arnhold and S. Bleichroeder, Inc., a privately owned investment bank, where he is currently a Managing Director in the International Corporate Finance Department.

  Except as otherwise indicated, the directors and executive officers have held the principal occupations described above during the past five years.

Indemnification of Directors and Officers

  The Company's certificate of incorporation requires the Company to indemnify each person who is or was, or agrees to become, a director or officer of the Company against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action, had no reasonable cause to believe such person's conduct was unlawful. No indemnification will be made in respect of any claim as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Chancery Court determines that such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

Director Compensation

  The Company pays to its non-employee directors a $25,000 annual fee payable at the Annual Meeting of Shareholders plus $1,500 per meeting of the Board attended per day and reimburses directors for their out-of-pocket expenses incurred in attending meetings. Directors who are members of any committee of the Board also receive $1,000 per committee meeting attended. In addition, each non-employee director participates in the Company's Amended and Restated 1995 Director Stock Option Plan, as described below.

  The Amended and Restated 1995 Director Stock Option Plan (the "Director Plan") was adopted by the Board in February 1997 and approved by the stockholders of the Company at the 1997 Annual Meeting. Under the terms of the Director Plan, members of the Board of the Company who are not employees of the Company or any subsidiary of the Company are eligible to receive non-statutory options to purchase Shares. A total of 100,000 Shares may be issued upon exercise of options granted under the Director Plan. Each eligible member of the Board will be granted an option to purchase 3,000 Shares on the date of his or her initial election to the Board (an "Initial Option"). Pursuant to an amendment to the Director Plan that was adopted by the Board on

February 9, 1999 and approved by the stockholders of the Company at the 1999 Annual Meeting, each eligible member of the Board then in office will receive an additional option (an "Annual Option") to purchase a specified number of Shares to be determined by the Board upon the close of business on the date of each annual meeting of the stockholders. Each eligible member of the Board received an Annual Option to purchase 10,000 Shares following the 1999 Annual Meeting. Each Initial Option will become exercisable on a cumulative basis as to one-fifth of the Shares subject to the option on each of the first, second, third, fourth and fifth anniversaries of the date of grant of such option. Each Annual Option will become exercisable in full immediately prior to the annual meeting of the stockholders next following the date of grant. The exercise price of options granted under the Director Plan will equal the closing price of the Common Stock on the Nasdaq National Market on the date of grant. Except in cases of death or disability, options granted under the Director Plan must be exercised within 90 days after the date the holder ceases to be a member of the Board. In addition, the options are personal and no rights granted under the Director Plan may be transferred, assigned, pledged or hypothecated in any way, except by will or by the laws of descent and distribution. No option is exercisable after the expiration of seven years from the date of grant.

  On June 27, 2000, the Board appointed David K. Stevenson and W. Dieter Zander to work with and advise management regarding potential transactions with third parties and related management retention and compensation issues. Each of Messrs. Stevenson and Zander will receive a fee of $10,000 per week in consideration of this work, to a maximum of $100,000 each.

Meetings of the Board in 1999

  During 1999, 13 meetings of the Board were held. The Audit Committee met twice and the Compensation Committee met twice during 1999. Each director attended at least 90% of the total meetings of the Board and the committees on which they served.

Committees of the Board in 1999

  The Board has Audit and Compensation Committees. There is no Nominating Committee.

  Audit Committee. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent public accountants. Current members of the Audit Committee are Mr. Zander, Dr. Detert and Mr. Stevenson.

  Compensation Committee. The Compensation Committee makes recommendations concerning salaries and compensation for employees of the Company, and administers and grants stock options and awards pursuant to the Company's equity incentive plans. Current members of the Compensation Committee are Mr. Zander and Mr. Stevenson.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of the Common Stock, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and any other equity securities of the Company. Officers, directors and greater than ten-percent stockholders must furnish the Company with copies of all Section 16(a) forms they file. The Company believes that during fiscal year 1999 its executive officers and directors have complied with Section 16(a) of the Securities Exchange Act of 1934, and the rules and regulations adopted thereunder.

                            EXECUTIVE COMPENSATION

  The following table shows for the fiscal years ended December 31, 1999, 1998 and 1997 compensation paid or accrued by the Company to (i) its Chief Executive Officer and (ii) its four other most highly compensated executive officers who were serving as executive officers as of December 31, 1999 (the "Named Executive Officers"):

Summary Compensation Table

                                                        Long-Term
                                                       Compensation
                                                       ------------
                                                        Securities
                                  Annual Compensation   Underlying
                                  --------------------  Long-Term    All Other
Name and                               Salary   Bonus  Compensation Compensation
Principal Position                Year   ($)     ($)      Awards       ($)(2)
------------------                ---- ------- ------- ------------ ------------
Michael A. Griffith (1).........  1999 300,000 225,000   200,000
 Chief Executive Officer and      1998 266,667 150,000   175,000
 Chairman                         1997 180,000  69,009   200,000

Ian D. Shott (3)................  1999 240,000 144,000    75,000      106,042(4)
 President, Manufacturing         1998  77,937  49,800   100,000       38,894(4)
 Division

Bruce P. Shutts (7).............  1999  97,849  50,000    50,000       30,000(7)
 President, Development Division

Jon E. Tropsa (5)...............  1999 127,500 100,000    50,000
 Vice President, Finance          1998 118,750  25,000    90,000

Stuart E. Needleman (6).........  1999 142,083  75,000    65,000       37,500(6)
 Vice President, Business
 Development

--------
(1) Pursuant to his employment agreement, Mr. Griffith's current annual salary as Chief Executive Officer and Chairman is $300,000 plus a guaranteed annual minimum bonus of $150,000.
(2) Mr. Griffith, Mr. Tropsa, Mr. Needleman and Mr. Shutts participate in a Company sponsored 401(k) program. The incremental cost of such perquisite in 1999 was not in excess of the lesser of (a) $50,000 and (b) 10% of the amounts reported as Salary and Bonus for 1999 in the Summary Compensation Table.
(3) Mr. Shott became an employee as of September 1, 1998. Accordingly, his compensation for 1998 reflects compensation from September 1, 1998 to December 31, 1998. Pursuant to his employment agreement, Mr. Shott's current annual salary is (Pounds)150,000 (approximately $224,000 based on the noon buying rate on August 3, 2000 of $1.4947 per Pound).
(4) All other compensation for Mr. Shott of $38,894 and $106,042 in 1998 and 1999, respectively, represents compensation for relocation-related expenses including rent and living allowance, and the cost of a Company leased automobile.
(5) Mr. Tropsa was elected Vice President, Finance, as of September 1, 1998. Accordingly, his compensation for 1998 includes compensation as Vice President, Finance, only from the effective date. Pursuant to his employment agreement, Mr. Tropsa's current annual salary is $150,000.
(6) Mr. Needleman became an employee as of February 1, 1999. Accordingly, his compensation for 1999 includes compensation only from that date. All other compensation of $37,500 for Mr. Needleman in 1999 represents a signing bonus received upon joining the Company. Pursuant to his employment agreement, Mr. Needleman's current annual salary is $175,000.
(7) Mr. Shutts became an employee as of July 6, 1999. Accordingly, his compensation for 1999 includes compensation only from that date. All other compensation of $30,000 for Mr. Shutts in 1999 represents a signing bonus received upon joining the Company. Pursuant to his employment agreement, Mr. Shutt's current annual salary is $225,000.

Stock Option Grants in Last Fiscal Year

  The following table sets forth certain information concerning stock options granted in fiscal year 1999 to the Named Executive Officers.

                                                                                 Potential
                                                                            Realizable Value at
                                       Percentage of                          Assumed Annual
                           Number of       Total                              Rates of Stock
                           Securities  Options/SARs                         Price Appreciation
                           Underlying   Granted to   Exercise or            for Option Term(1)
                          Options/SARs Employees in  Base Price  Expiration -------------------
Name                       Granted(1)      1999        $/Share      Date      5%($)    10%($)
----                      ------------ ------------- ----------- ---------- --------- ---------
Michael A. Griffith.....    200,000        22.2%       32.375    07/25/2006 2,635,975 6,142,943
Ian D. Shott............     75,000         8.3%       32.375    07/25/2006   988,491 2,303,604
Bruce P. Shutts.........     50,000         5.5%       31.060    07/05/2006   632,227 1,473,358
Jon E. Tropsa...........     50,000         5.5%       32.375    07/25/2006   658,994 1,535,736
Stuart E. Needleman(2)..     65,000         7.2%       21.060-   01/31 and    626,375 1,459,720
                                                       32.375    07/25/2006

--------
(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock and the date on which the options are exercised.
(2) Mr. Needleman received two option grants in 1999. The first was granted on February 1, 1999 for 50,000 Shares at an exercise price of $21.06. The second was granted on July 26, 1999 for 15,000 Shares at an exercise price of $32.375. The grants have been consolidated for the table above.

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
                                    Values

                                                                              Value of Unexercised
                                                    Securities Underlying         in-the-Money
                           Shares                 Unexercised Options/SARs        Options/SARs
                         Acquired On                  at FY-End ($)(1)            at FY-End ($)
                          Exercise      Value     ------------------------- -------------------------
Name                         (#)     Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ------------ ----------- ------------- ----------- -------------
Michael A. Griffith.....   30,000      704,220      160,000      435,000      510,688      764,625
Ian D. Shott............      --           --        40,000      135,000       15,625       62,500
Bruce P. Shutts.........      --           --             0       50,000            0            0
Jon E. Tropsa...........      --           --        30,000      120,000       40,063      142,750
Stuart E. Needleman.....      --           --             0       65,000            0            0

--------
(1) Options to purchase Shares.

Retirement Benefits

  Employees of the Company who are domiciled in the U.K. are entitled to participate in the ChiRex Pension Plan (the "Pension Plan"). Mr. Shott currently participates in the Pension Plan.

  Currently, the Company is required to make a contribution equal to 9% of each participant's annual salary and each participant is required to make a contribution equal to 3% of his or her annual salary. The funding of the Pension Plan has been designed to provide sufficient assets to satisfy the pension liabilities of all participants on a going forward basis. In order to satisfy the past service liabilities of Pension Plan participants who had previously participated in the pension plan maintained by Sanofi Winthrop, assets valued at approximately (Pounds)31 million were transferred from Sanofi Winthrop to the trust maintained for the Pension Plan. The amount of the asset transfer was calculated by the Company's actuary and is sufficient to satisfy the past service liabilities under the Sanofi Winthrop plan that were assumed by the Company.

  Upon reaching age 65, a vested participant in the Pension Plan is entitled to receive a basic benefit equal to the product of (i) 1/60th, multiplied by
(ii) years of continuous service (up to a maximum of 40 years), multiplied by
(iii) final average basic earnings in excess of the state basic pension. For purposes of the Pension Plan, final average basic earnings is defined as a participant's highest average 12 months of basic salary in the past 5 years, plus such participant's average additional compensation defined as the average of the highest 3 consecutive years of additional earnings in the past ten years (excluding the value of any stock options).

  Vesting occurs under the Pension Plan after the completion of two years of service. The Pension Plan provides for annual pension increases for participant's pay status equal to the lesser of (i) 5% a year or (ii) the increase in the Retail Price Index. The Pension Plan also provides for early retirement, ill health retirement and death in service benefits.

  The following table provides estimates of annual retirement benefits payable under the Pension Plan:

                              Pension Plan Table

                                           Years of Service
       Final Average        --------------------------------------------------------------
      Compensation(1)         10              20              30            40 or more
      ---------------       -------         -------         -------         ----------
         $ 80,000           $12,900         $25,800         $38,700          $ 51,600
          100,000            16,250          32,500          48,750            65,000
          120,000            19,580          39,160          58,740            78,320
          140,000            22,900          45,800          68,700            91,600
          160,000            26,250          52,500          78,750           105,000
          180,000            29,580          59,160          88,740           118,320

     --------
     (1) Compensation and annual retirement benefits for all employees covered under the Pension Plan are paid in Great Britain pounds sterling and amounts shown were translated from Great Britain pounds sterling into U.S. Dollars at the rate of $1.66 per Pound.

  The Pension Plan defines "compensation" generally to include all remuneration to an employee for services rendered, including base pay, bonuses and special forms of pay. The definition of "covered compensation" under the Pension Plan is not substantially different than the amount reflected in the Annual Compensation column of the Summary Compensation Table set forth above.

Executive Employment Agreements

  The Company is party to employment agreements with each of the Named Executive Officers. Under each agreement, such executive is entitled to receive an annual base salary and, in certain cases, an annual bonus that is guaranteed and/or based on the Company's performance. The agreements also entitle the executives to participate in certain retirement benefit programs maintained by the Company. The Company shall have the right to terminate each executive's employment immediately upon the occurrence of certain for "cause" events. Each executive's employment may also be terminated by the Company without cause, but in that event the Company must pay the executive a specified percentage of his salary and other compensation and certain expenses in connection with such termination. On July 11, 2000, the Company entered into amended and restated employment agreements with Michael A. Griffith, Francis Jackson Wright, Thomas I.H. Dubin and Jon E. Tropsa (the "July 11 Employment Agreements"). A description of these agreements is set forth under the caption "Item 3. Past Contacts, Transactions, Negotiations and Agreements--Conflicts of Interest--Employment Agreements dated July 11, 2000" in the Schedule 14D-9 and is incorporated herein by reference. The summary is qualified in its entirety by reference to the July 11 Employment Agreements, which are filed as Exhibits (e)(2) through (e)(5) hereto and are incorporated by reference herein in their entirety. At the time the Merger Agreement was executed, the Company entered into consulting agreements with Messrs. Griffith and Wright and employment agreements with Ian D. Shott, Stuart E. Needleman and Bruce P. Shutts, all of which become effective upon consummation of the Offer (the "New Consulting and Employment Agreements"). These agreements, which were negotiated by Parent, will supersede the existing employment agreements between the Company and these individuals. A summary of the terms of these agreements is set forth under the caption "Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements--Consulting and Employment Agreements" in the Offer to Purchase and is incorporated herein by reference. The summary is qualified in its entirety by reference to the New Consulting and Employment Agreements, which are filed as Exhibits (e)(6) through (e)(10) hereto and are incorporated by reference herein in their entirety.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Professor Jacobsen, a director of the Company and a member of the Company's Scientific Advisory Board, entered into a new consulting agreement dated October 1, 1998, with the Company and its wholly-owned subsidiary, ChiRex Technology Center Inc. Such consulting agreement supersedes the earlier agreement dated July 19, 1996. During 1999, the Company paid Professor Jacobsen $180,000 for consulting services rendered pursuant to his consulting agreement.